SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2004

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV REPORTS THIRD QUARTER 2004 RESULTS

São Paulo, November 3, 2004 – Companhia de Bebidas das Américas – AmBev [NYSE: ABV, ABVc and BOVESPA: AMBV4, AMBV3], the world’s fifth largest brewer and the largest brewer in Latin America, announces today its results for the third quarter 2004 (3Q04). The following financial and operating information, unless otherwise indicated, is presented in nominal Reais pursuant to Brazilian Corporate Law. AmBev Brazil business unit are comprised of the Brazilian beer segment, the Brazilian carbonated soft drinks (CSD) and non-alcoholic, non-carbonated (Nanc) segment and the “Other Products” segment. AmBev’s consolidated results is the sum of AmBev Brazil’s plus the results of the Hispanic Latin America (HILA) (comprising AmBev’s average 52.3% economic stake at Quinsa and AmBev’s controlled subsidiaries in Latin America) and North America (represented by the operations of Labatt Brewing Company Limited (“Labatt”)) business units. Comparisons, unless otherwise stated, refer to the third quarter 2003 (3Q03).

OPERATING AND FINANCIAL HIGHLIGHTS

AmBev’s consolidated EBITDA reached R$1,135.7 million in the quarter, already including Labatt’s results. EBITDA for AmBev’s operations pre-combination with InBev S.A. (“InBev”) reached R$976.7 million, up 25.6%.

AmBev’s Brazilian beer business reached 67.0% market share in September, according to ACNielsen; Beer Brazil volumes increased by 17.1%, and net revenues per hectoliter reached R$120.3.

EBITDA for the CSD & Nanc segment was R$109.2 million, 69.7% above 3Q03. EBITDA margin reached 31.1%, increasing by 10.2 percentage points.

The HILA business unit delivered EBITDA of R$114.2 million, reflecting the strong growth of its operations. The main contributors for this result were Quinsa, Embodom (Dominican Republic) and Cerveceria Rio (Guatemala).

Labatt, which results were consolidated by AmBev for the first time, contributed EBITDA of R$159.1 million for the period from August 27 (closing date for the AmBev-InBev business combination) through September 30.

Financial Highlights – AmBev Consolidated R$ million	3Q04	3Q03	% Change
Net revenues	2,951.0	2,020.9	46.0%
Gross profit	1,771.8	1,124.2	57.8%
EBIT	908.7	581.6	56.2%
EBITDA	1,135.7	777.8	46.0%
Net income	131.7	340.4	(61.3%)
EPS (R$/000 shares)	2.39	8.97	(73.4%)
EPS (US$/000 shares)	0.80	3.06	(73.4%)

Values may not add up due to rounding. Average exchange rate used for 3Q04 is R$2.98=US$1.00 and R$2.93=US$1.00 for 3Q03. Total number of shares as of September 30, 2004 was 57,077,741,805. Shares in treasury at the same date amounted to 2,012,456,463, including shares held by CBB in treasury. Per share calculation is based on 55,065,285,342 shares, the number of existing shares excluding shares in treasury.

Third Quarter 2004 Results November 3, 2004

Comments from Carlos Brito, AmBev’s CEO:

Given the results achieved in the 3Q04, first I would like to congratulate all our AmBev team for their determination and outstanding performance. We entered 2004 facing a tough challenge ahead. Nine months later, all of us are proud for the achievement so far of a reasonable part of our commitments.

We reached in September 67% of beer market share in Brazil. Net revenues per hectoliter for Beer Brazil recovered to R$120.3, back to the levels of 3Q03. Despite the higher expenses dedicated to strengthen our brands, EBITDA margin for beer remained at 43.6%. Building upon Beer Brazil results, CSD & Nanc and our HILA business unit delivered very positive performances. EBITDA margin for CSD & Nanc reached a record level of 31.1%, and market share in soft drinks stabilized above 16%. Moving into the Hispanic Latin America, Quinsa’s strong performance and the profitable operations in Guatemala and the Dominican Republic provided for an EBITDA growth of 106%.

3Q04 results are promising, indicating that AmBev is in the right path to sustainable long term growth. Nevertheless, we know that many challenges remain ahead, but as large as those challenges are our determination and the opportunities the market reserves for AmBev. In Latin America, we are enthusiastic on both the growth perspectives for the continent and AmBev’s potential for expansion in the markets of Central America, Caribbean and the Andean Pact. In North America, where we landed in 3Q04, we remain excited about the value creation potential at Labatt, and also on the perspectives for Brahma in the imports segment in the US.

We are determined to move forward, committed to achieving continuous growth and building the one true American Beverage Company.

IMPORTANT NOTES ON DISCLOSURE POLICY

Due to the business combination between AmBev and InBev, closed on August 27, 2004, AmBev’s financial statements for 3Q04 consolidate Labatt’s results for the first time. Following the merger of the Canadian brewery operations into AmBev, two changes to our disclosure policy were implemented:

1.	The business unit previously called “International Operations” has been renamed Hispanic Latin America (HILA).

2.	A new business unit, called North America, was created for the discussions regarding Labatt’s results.

Labatt’s results consolidated into AmBev refer to the period from August 27 through September 30, 2004, observing the AmBev-InBev business combination closing date.

No pro-forma adjustment will be provided in AmBev’s consolidated results. However, to allow a better understanding of the performance in Canada, we are releasing Labatt’s 2003 information, adjusted to reflect the effects of the corporate restructuring before the merger into AmBev.

OPERATIONAL PERFORMANCE BY BUSINESS UNIT

The following charts illustrate the contribution of each business unit to AmBev’s consolidated results.

Net Revenues

Total: R$2,951.0 million

EBITDA

Total: R$1,135.7 million

Note: Exclusively in 3Q04 the consolidation of the North America division refers only to the month of September.

AmBev Brazil

Highlights Brazil R$ million	Volume (000 hl)	Net Revenues	Gross Profit	EBITDA
3Q04 Results
Beer	14,012	1,686.0	1,084.6	734.9
CSD & Nanc	4,424	350.5	162.6	109.2
Other Products[1]	n.m.	51.5	19.1	18.3

Total Brazil	18,436	2,088.0	1,266.3	862.4

______________________
1 This segment relates to sale of malt and by-products to third parties.

Beer Brazil

Net Revenues

Net revenues for Beer Brazil increased by 17.2%, reaching R$1,686.0 million. This performance was the result of a 17.1% increase in volumes and 0.1% increase in revenues per hectoliter, which amounted to R$120.3.

The increase in sales volumes was a consequence of the continuous market share recovery (67% Sep/04 X 66% Sep/03, according to ACNielsen), as well as the recovery of Brazil’s beer market (ACNielsen registered a market growth of 4.6% in 3Q04). In terms of net revenues per hectoliter, despite remaining flat versus 3Q03, we highlight the recovery compared to 2Q04, with a 2.5% increase. This recovery was the result of several factors, including (i) reduction in the discounts for the Antarctica brand; (ii) higher percentage of sales through the company’s direct distribution system (40.7% 3Q04 X 38.3% 2Q04); (iii) slight price repositionings in the on premise channel in certain regions of the country; and (iv) higher percentage of cans in the company’s sales mix.

Highlights 3Q04 Beer Brazil

Volume	+17.1%
Net revenue	+17.2%
Net revenue/hl	+0.1%
EBITDA	+14.7%
EBITDA/hl	-2.0%
EBITDA margin	-0.9 p.p.
Market share (Sep/04)	+1.0 p.p.

Cost of Goods Sold (COGS)

Cost of goods sold amounted to R$601.4 million, up 9.5%. COGS per hectoliter was R$42.9, declining by 6.5% against 3Q03 and by 1.9% against 2Q04. The decrease in relation to 2Q04 was due to a greater dilution of fixed production costs, including depreciation.

Gross Profit

Gross profit for Beer Brazil reached R$1,084.6 million, up 22.0% in relation to 2003. Gross margin was 64.3%, a 120 bps expansion.

Selling, General and Administrative Expenses (SG&A)

Selling, general and administrative expenses for Beer Brazil segment amounted to R$476.7 million, up 26.2%. As witnessed in the first two quarters of 2004, the main reason for this increase were higher selling and marketing expenses, which reached R$148.2 million this quarter. However, higher selling and marketing expenses have consistently been translated into continuous market share recovery. Since November 2003, AmBev has already recovered 440 bps of market share, reaching 67.0% in September 2004.

The increase in SG&A expenses is also due to higher direct distribution expenses, which amounted to R$155.5 million (increase of 34.3%). This increase was a consequence of greater volumes sold through the direct distribution system, resulting from the increase in volumes sold, and from a higher percentage of volumes sold directly (40.7% 3Q04 X 32.9% 3Q03). We highlight that this increase in expenses is more than offset by the channel’s higher net revenues per hectoliter.

Direct distribution expenses per hectoliter were R$27.3, 7.4% lower than 3Q03 and 10.9% lower than 2Q04. The decrease against 2Q04 is fully due to a greater dilution of fixed operating costs, which more than offset the higher percentage of the on premise channel in the direct distribution sales mix (please note that in spite of higher distribution expenses, the on premise channel is the most profitable).

Administrative expenses for Beer Brazil amounted to R$89.2 million, up 5.6%, but below the 6.7% accumulated inflation index - IPCA - for the last twelve months (October 2003 through September 2004).

Finalizing the SG&A analysis, depreciation expenses related to sales and administration totaled R$83.7 million, up 20.8%. This increase is due to a greater number of AmBev’s sub-zero coolers installed in the market.

EBIT and EBITDA

Beer Brazil’s EBIT reached R$607.9 million, increasing by 18.8%. EBIT margin was 36.1%, representing a 50 bps expansion.

EBITDA for the segment reached R$734.9 million, up 14.7%. EBITDA margin was 43.6%, representing a reduction of 90 bps.

CSD & Nanc

Net Revenues

Net revenues of the Brazilian Carbonated Soft Drinks (CSD) and Non-Alcoholic Non-Carbonated Beverages (Nanc) segment increased by 14.1%, reaching R$350.6 million. Net revenues benefited from an increase in volumes (+3.7%) as well as in net revenues per hectoliter (+10.0%).

Despite the increase in volumes, external market research data shows only a small increase in total market volumes (+0.8%) and a small drop in AmBev’s market share (16.2% Sep/04 X 16.4% Sep/03). Net revenues per hectoliter reached R$79.3 in 3Q04, a 10.0% growth against 3Q03 and 2.7% against 2Q04. The better performance of unitary net revenues resulted from small price repositionings of specific presentations and at certain channels, as well as a greater percentage of cans in the sales mix.

Highlights 3Q04 CSD & Nanc

Volume	+3.7%
Net revenue	+14.1%
Net revenue/hl	+10.0%
EBITDA	+69.7%
EBITDA/hl	+63.7%
EBITDA margin	+10.2 p.p.
Market share CSD (Sep/04)	-0.2 p.p.

Cost of Goods Sold (COGS)

Cost of goods sold totaled R$187.9 million, down 3.7%. In unitary terms, COGS per hectoliter was R$42.5, 7.1% and 3.6% below 3Q03 and 2Q04, respectively. The sequential COGS reduction was due in most part to a greater dilution of fixed operating costs, including depreciation.

Gross Profit

Gross profit for the CSD & Nanc segment was R$162.6 million, increasing by 44.8%. Gross margin reached 46.4%, expanding 990 bps.

Selling, General and Administrative Expenses (SG&A)

Selling, general and administrative expenses increased by 7.7%, totaling R$88.5 million.

Selling and marketing expenses, amounting to R$27.1 million (+17.0%), contributed the most to this increase. Higher selling and marketing expenses are in line with the investments necessary to support the equity of the brands Guaraná Antarctica and Pepsi Cola.

Direct distribution expenses were R$31.3 million, up 3.0%. This increase was a consequence of greater volumes sold through AmBev’s direct distribution system, boosted by higher sales volume and a greater percentage of volumes sold directly (51.5% 3Q04 X 50.0% 3Q03). We highlight that this increase in expenses is more than offset by the channel’s higher revenue per hectoliter.

In unitary terms, direct distribution expenses per hectoliter were R$13.7, 3.7% and 9.3% lower than in 3Q03 and 2Q04, respectively. The decrease in comparison to 2Q04 was fully due to a greater dilution of fixed operating costs.

Administrative expenses for the CSD & Nanc segment amounted to R$3.7 million, down 4.8%. The reduction in administrative expenses resulted from an even greater integration of administrative processes between the CSD & Nanc and Beer Brazil segments. The company’s Shared Services Central is the main lever behind these gains.

Concluding the SG&A analysis, depreciation expenses related to sales and administration reached R$26.4 million, up 6.9%.

EBIT and EBITDA

EBIT for the CSD & Nanc segment reached R$74.1 million, increasing by 145.7%. EBIT margin was 21.1%, representing an expansion of 1,130 bps.

EBITDA for the CSD & Nanc segment reached R$ 109.2 million, a 69.7% growth. EBITDA margin was 31.1%, representing an expansion of 1,020 bps.

Other Products Brazil

This segment is comprised of malt and by-product sales to third parties. Net sales for 3Q04 remained basically flat at R$51.5 million. EBITDA reached R$18.3 million, up 5.6%.

Hispanic Latin America – HILA

HILA Highlights R$ million	Volume (000hl)	Net Revenues	Gross Profit	EBITDA
3Q04 Results
Beer
Quinsa (1)	3,220	191.1	114.7	84.4
Others HILA(2)	634	103.9	52.7	5.9
Soft Drinks
Quinsa(1)	1,545	60.8	17.6	6.0
Others HILA(2)	946	99.3	42.7	17.9

Total HILA	6,345	455.2	227.6	114.2

(1)	Sales volume corresponds to Quinsa’s operations in full. However, Net Sales, Gross Profit and EBITDA figures correspond to AmBev’s proportional economic stake in Quinsa (52.3%).
(2)	Sales for Venezuela also include non-alcoholic malt beverages volume.

Quinsa

Quinsa’s contribution to AmBev’s net revenues was R$252.0 million, up 45.9%. The increase in net revenues consolidated by AmBev was due to (i) AmBev’s greater average economic interest in Quinsa (52.3% 3Q04 X 43.3% 3Q03), and (ii) organic growth of the Southern Cone beer operations (volumes +9.9%) as well as soft drinks operations (volumes +14.8%).

In the beer segment, 3Q04 highlights were Quinsa’s performances in Uruguay and Bolivia, with volumes growing 43.2% and 18.2%, respectively. Regarding soft drinks, the Uruguayan operation recorded an 85.0% increase in volumes; in Argentina the increase was of 13.1%. The increase in volumes is in line with the recovery of the domestic markets in the countries where Quinsa operates.

Quinsa’s operational margins2 have also improved. Gross margin reached 50.3% (3Q03: 48.0%); EBITDA margin was 35.9% (3Q03: 31.8%); and EBIT margin was 22.3% (3Q03: 16.4%). Quinsa’s contribution to AmBev’s EBIT was R$59.3 million (+107.4%) and to EBITDA, R$90.4 million (+55.4%).

______________________
2 Quinsa’s operational margins present a slight difference to the results consolidated by AmBev. This arises from AmBev’s different economic stakes in Quinsa in each month of the quarter.

Other HILA Operations - AmBev

Net sales of AmBev’s other operations in Hispanic Latin America amounted to R$203.3 million, increasing by four times. This high increase rate is explained by AmBev’s new operations in Ecuador, Guatemala, Peru and the Dominican Republic, as well as by Venezuela’s organic growth (volumes +47.2%).

Our operations in Ecuador and Peru are on track regarding their respective business plans. The development of a solid beverage sales platform in the profitable Andean Pact region is part of AmBev’s expansion targets. During 3Q04, we continued the consolidation and revitalization of the distribution systems in each of these operations. In the case of Ecuador, we launched Brahma nationwide in the first days of October, and sales results for the first weeks are very promising. In the case of Peru, our plant in Lima is already under construction and we expect to launch one of AmBev’s beer brands, produced locally, in the first half of 2005.

Cerveceria Nacional’s operations in Venezuela continue to focus on Caracas, Venezuela’s main market, where the company has a market share of approximately 30%. Our goal is to master the well-succeeded practices implemented in the region and lever them to achieve an expressive market share in the country. The discipline and dedication of the Caracas operations contributed significantly for AmBev to outperform the strong market growth.

In the case of Central America and the Caribbean, Cerveceria Rio (Guatemala) and Embotelladora Dominicana – “Embodom” (Dominican Republic) continue to generate the most important results among AmBev-controlled Latin American operations. Cerveceria Rio has consistently achieved expressive results in Guatemala, and the expansion of its operations to Nicaragua has been proving to be very promising. Embodom, on its turn, continues to strengthen its distribution system in the country and to improve its already leading market position in the Dominican CSD market, consistently delivering EBITDA margins of approximately 25%. The brewing facility in Santo Domingo (already under construction) should be concluded in the first half of 2005.

Hispanic Latin America’s operations controlled by AmBev contributed R$9.8 million to consolidated EBIT and R$23.8 million to consolidated EBITDA.

North America

Note on Labatt Brewing Company Limited earnings release

Due to the conclusion of the business combination between AmBev and InBev, as of August 27, 2004, AmBev, consolidates in its financial statements the results of Labatt Brewing Company Limited (Labatt). Labatt shares with a local brewery the leadership of the profitable Canadian market, estimated at approximately 22 million hectoliters per year. According to Labatt’s internal estimates, its market share as of September was 41.3%.

From now on, Labatt’s results will be addressed in a new section of the earnings release, called “North America”. The disclosure format will be similar to that of AmBev’s other business units: we present the quarter’s results, and for purposes of discussion and analysis, we also present the results of the same quarter of the previous year.

It is also worth noting that, exceptionally in 3Q04, AmBev will only consolidate the results from September and the last 4 days of August. However, in order to make available results that are comparable to the same period of the previous year, we will present information limited to the month of September. That said, the reader should bear in mind that some of the figures mentioned in this section might be slightly different to the ones actually consolidated in AmBev’s results (for accurate Labatt financial statements consolidated by AmBev please refer to the segmented information table at the end of this report).

Labatt’s Results

In the period mentioned above (September and last 4 days of August), Labatt contributed R$407.8 million (C$179.9 million) to AmBev’s consolidated net revenues; R$277.9 million (C$122.6 million) to consolidated gross profit; R$139.3 million (C$61.5 million) to consolidated EBIT; and R$159.1 million (C$70.2 million) to consolidated EBITDA.

Below are the main operational highlights of Canada and the comparable results in 2003 for reference. As already mentioned, the figures below correspond only to the months of September 2003 and 2004, and not to the full consolidation period of AmBev’s results.

-	Total volumes amounted to 846,000 hectoliters, a 4.5% decrease.

•

The domestic sales segment amounted to 719,000 hectoliters, a slight decrease of 0.2%. Despite the market share loss (approximately 1 p.p.) in the Province of Ontario, volumes recovery in Quebec due to the normalization of the supply to this Province practically offset the negative impact of the market share decrease.

•

The export segment reported volumes of 127,000 hectoliters, a 24.1% decrease. The main reason was the decision to drastically reduce the co-packing contract with another brewery in the United States. The reduction of volumes produced under that contract was of approximately 29,000 hectoliters. Export volumes of Labatt’s proprietary brands to the United States decrease 7.6%.

-

Revenues per hectoliter in the domestic market reached C$212.0, a 6.3% increase. This increase was due to (i) general consumer price increases averaging approximately 2.6% in all provinces and (ii) the normalization of the operations in Quebec, a province where Labatt’s stake in the beer market margin pool is significantly higher than its Canadian average. The go-to-market in Quebec allows Labatt to implement its revenue management initiatives more effectively.

-

Revenue per hectoliter of exports to the United States was C$65.8, a figure significantly higher than the one recorded in the previous year. In this case, however, comparison between periods is not consistent due to the previous accounting practices of recording sales in Labatt USA.

-	EBITDA margin reached 39.7%, compared to 27.3% in September 2003. However, it is important to note the following:

•	2003 margin was severely penalized by extraordinary expenses arising from a strike in Quebec.

•

September 2004 results benefited from Labatt’s accounting practices regarding marketing expenses, which are recorded at the moment they occur (whereas at AmBev marketing expenses are booked according to the expected volume curve, reducing the volatility of these expenses throughout the year). Due to the different timing of marketing expenses in 3Q04 and 3Q03, the result in September 2004 benefited from lower marketing expenses.

•

EBITDA margin in Canada has a high volatility throughout the year. To illustrate that, it is worth mentioning that accumulated EBITDA margin from January to May 2004, as already disclosed by AmBev[3], was 20.6%.

______________________
3 Documents related to the August 27, 2004 Extraordinary Shareholder Meeting.

AMBEV – CONSOLIDATED RESULTS

Consolidated Results: The combination of AmBev’s operations in Brazil, HILA (Hispanic Latin America) and North America (consolidated from August 27, 2004 onwards) result in our consolidated financial statements.

Net Revenues

Consolidated net revenues reached R$2,951.0 million in the quarter, 46.0% higher than 3Q03 (R$2,020.9). Brazilian operations contributed R$2,088.0 million, approximately 71% of total consolidated revenues (3Q03: 89%), increasing by 16.2% (3Q03: R$1,797.5). HILA’s net revenues increased by 103.8%, reaching R$455.2 million (3Q03: R$223.4 million), contributing 15% to consolidated net revenues (3T03: 11%). The North America business unit contributed R$407.8 million, or 14% of consolidated net revenues.

Net revenues for the Brazilian operations benefited from the Beer and CSD & Nanc segments. The main reasons behind Beer Brazil’s good performance (+17.2%) were (i) market share recovery (67% in September); (ii) market expansion (+4.6%, according to ACNielsen) and (iii) increase in revenue per hectoliter to R$120.3 (2Q04: R$117.4). In the CSD and Nanc segment, a small drop in market share (-0.2 p.p.) to 16.2% (Sep/04) was offset by higher revenue per hectoliter (+10.0%), due to (i) small price repositioning in specific presentations and at certain channels and (ii) greater percentage of cans in the sales mix.

Regarding the HILA business unit, results were driven mostly by the continuous recovery of Quinsa’s operations (+45.9%) due mainly to the organic growth of Southern Cone’s operations as well as the consolidation of a higher average percentage of results (52.3% 3Q04 X 43.3% 3Q03). Quinsa contributed R$252.0 million to AmBev’s consolidated net revenues.

The other HILA operations contributed net revenues of R$203.3 million, increasing by four times. This performance is explained by the new AmBev operations in Ecuador, Guatemala, Peru and Dominican Republic, as well as the organic growth in Venezuela (volumes +47.2%).

Net Revenues R$ million	3Q04	3Q03	Chg. %
Beer Brazil	1,686.0	1,438.4	+17.2%
CSD & Nanc	350.5	307.4	+14.1%
Other	51.5	51.8	-0.6%
Total Brazilian Operations	2,088.0	1,797.5	+16.2%

HILA	455.2	223.4	+103.8%
North America	407.8	n.m.	n.m.
TOTAL – AmBev Consolidated	2,951.0	2,020.9	+46.0%

Values may not add up due to rounding.

Cost of Goods Sold (COGS)

Consolidated cost of goods sold (COGS) totaled R$1,179.1 million in the quarter (+31.5%). Excluding depreciation (R$90.6 million), consolidated cash COGS amounted to R$1,088.6 million (+35.0%). Consolidated COGS per hectoliter increased by 3.7%, reaching R$50.5 (3Q03: R$48.7).

In the Brazilian operations, COGS totaled R$821.7 million (3Q03: R$777.9 million), or R$44.6 per hectoliter. (3Q03: R$47.9), accounting for 70% of AmBev’s consolidated COGS. COGS per hectoliter declined by 7% when compared to 3Q03, and by 1 % on a sequential basis, mainly reflecting the greater dilution of fixed operating costs in both Beer and CSD & Nanc segments, as well as a more favorable currency scenario. As a result, gross margin of the Brazilian operations increased to 60.6% (3Q03: 56.7%).

In HILA, COGS totaled R$227.6 million, up 91.6% against 3Q03 (R$118.8 million), mainly due to the operations’ organic growth and AmBev’s greater average interest in Quinsa. However, COGS per hectoliter increased by only 2.7%, totaling R$55.9 (3Q03: R$54.4). HILA’s COGS accounted for 19% of AmBev’s consolidated COGS.

In North America, COGS of approximately one month of operations totaled R$129.9 million, or R$153.5 per hectoliter, accounting for 11% of AmBev’s consolidated COGS.

Cost Breakdown R$ millions	3Q04	3Q03	% Change
Brazilian Operations
Raw Material	208.8	219.0	-4.7%
Packaging	378.4	333.4	13.5%
Labor	48.5	47.8	1.5%
Depreciation	51.9	69.1	-24.9%
Other	134.1	108.6	23.5%
Total - Brazilian Operations	821.7	777.9	5.6%
Cost of Goods Sold Excluding Depreciation (Brazil)	769.8	708.8	8.6%

HILA Operations	227.6	118.8	91.6%
North America Operations	129.9	n.a.	n.m.
TOTAL - AmBev Consolidated	1,179.1	896.7	31.5%

Values may not add due to rounding. COGS for HILA Operations are based on a proportional consolidation of Quinsa operations, plus Venezuela, Guatemala, Dominican Republic, Peru and Ecuador. COGS for North America Operations refers to Labatt business.

Cost Breakdown R$/hl	3Q04	3Q03	% Change
Brazilian Operations
Raw Material	11.3	13.5	-16.1%
Packaging	20.5	20.5	0.0%
Labor	2.6	2.9	-10.7%
Depreciation	2.8	4.3	-33.9%
Other	7.3	6.7	8.7%
Total - Brazilian Operations	44.6	47.9	-7.0%
Cost of Goods Sold Excluding Depreciation (Brazil)	41.8	43.7	-4.4%

HILA Operations	55.9	54.4	2.7%
North America Operations	153.5	n.a.	n.m.
TOTAL - AmBev Consolidated	52.4	48.7	7.6%

Values may not add due to rounding. COGS per hl for HILA Operations are based on a proportional consolidation of Quinsa operations, plus Venezuela, Guatemala, Dominican Republic, Peru and Ecuador. COGS per hl for North America Operations refers to Labatt business.

Selling, General and Administrative Expenses

Consolidated selling, general and administrative expenses totaled R$863.1 million (+59.1%). These expenses are comprised of (i) sales and marketing expenses of R$355.6 million (+98.2%); (ii) direct distribution expenses of 218.3 million (+39.2%); (iii) general and administrative expenses of R$152.7 million (+51.9%) and (iv) depreciation and amortization of R$136.5 million (+29.2%).

Selling, general and administrative expenses for the Brazilian operations accounted for 66% of consolidated expenses, amounting to R$565.9 million (+22.9%).

The increase in sales and marketing expenses for Beer Brazil, combined with the increase in direct distribution expenses and depreciation, were the main factors driving operating expenses.

Sales and marketing expenses for the Brazilian operations totaled R$175.3 million (+33.7%). The increase in these expenses is related not only to higher advertising expenditures in the beer segment, but also to trade marketing programs aimed at improving our service and relationship with the points of sale. As a consequence of such investments, we continued our consistent trend of market share recovery, reaching our 67% goal in September.

In Brazil, direct distribution expenses totaled R$186.9 million (+27.8%), allowing us to reach 43.3% of the volume sold (3Q03: 37.4%), while general and administrative expenses totaled R$93.6 million (+5.1%).

Depreciation and amortization for the Brazilian operations totaled R$110.2 million (+17.1%). The increase of depreciation and amortization expenses is related to the expansion of our direct distribution network and a greater number of sub-zero coolers installed at strategic points of sale.

In the HILA business unit, selling, general and administrative expenses represented 18% of consolidated expenses in the quarter, totaling R$158.6 million (+93.3%). In this business unit, the expenses breakdown was the following: (i) sales and marketing expenses of R$77.1 million (+59.5%); (ii) general and administrative expenses of R$35.3 million (+207.3%); (iii) direct distribution expenses of R$24.5 million (+130.2%) and (iv) depreciation of R$21.6 million (+86.9%).

Selling, general and administrative expenses for the North America business unit, related to approximately one month of consolidation, accounted for 16% of consolidated expenses in the quarter, totaling R$138.6 million. Such expenses are comprised of: (i) sales and marketing expenses of R$103.2 million; (ii) general and administrative expenses of R$23.8 million; (iii) direct distribution expenses of R$7.0 million; and (iv) depreciation of R$4.7 million.

Provision for Contingencies

Net provisions amounted to R$27.9 million in the quarter, R$27.5 million of which were reported by the Brazilian operations. This amount is primarily comprised of R$24.6 million related to ICMS tax provisions.

Other Operating Income, Net

AmBev’s consolidated net other operating income amounted to R$332.7 million in the quarter. The main components were: (i) R$245.7 million loss related to goodwill amortization from CBB, Quinsa and Labatt; (ii) R$93.5 million loss related to exchange variation on investments abroad; (iii) R$33.1 million gain related to some tax incentives realized by AmBev’s subsidiaries (mainly CBB); and (iv) R$19.0 million loss related to PIS and Cofins on other revenues.

Financial Income and Financial Expenses

AmBev’s Brazilian foreign currency debt exposure remains fully protected by hedge transactions, which involve cash investments in U.S. dollar-linked assets, as well as the use of swaps and derivatives. According to Brazilian Corporate Law accounting principles, liabilities must be recorded on an accrual basis rather than at market value, while assets must be recorded at the lowest between market value and accrual basis. Because of this difference in accounting practice, volatility in Real/U.S. dollar exchange rate and interest rates can cause significant variations in financial income and expenses.

Breakdown of Net Financial Result R$ 000	3Q04	3Q03
Financial income
Net gains from derivative instruments	(51,516)	72,428
Foreign exchange gains (losses) on assets	(48,611)	469
Financial income on cash and cash equivalents	23,093	47,624
Interest on taxes, contributions and judicial deposits	7,265	31,998
Others	23,663	251
Total	(46,106)	152,770

Financial expense
Foreign exchange gains (losses) on debt	330,525	(113,731)
Net losses from derivative instruments	(221,826)	15,722
Interest expense on foreign currency debt	(112,047)	(65,226)
Interest expense on local currency debt	(32,518)	(31,927)
Taxes on financial transactions	(31,364)	(23,054)
Interest on contingencies and others	(14,353)	(35,133)
Other	(10,925)	(8,127)
Total	(92,508)	(261,476)

Net Financial Result – Total AmBev Consolidated	(138,614)	(108,706)

Values may not add up due to rounding.

At September 30, 2004, our net debt for Brazilian operations was R$3,051.3 million, 9.7% lower than the R$3,379.0 million reported in the previous quarter.

Debt Position – Brazil R$ million	Local Currency	Foreign Currency	Total
Short-Term Debt	382.8	389.5	772.3
Long-Term Debt	564.3	2,939.6	3,503.9
Total	947.1	3,329.1	4,276.2

Cash and Marketable Securities(1)			1,224.8
Net Debt			3,051.3

(1)	Including net results from derivatives transactions.
Note: Values may not add up due to rounding.

Considering only the net debt of Brazilian operations, local currency debt remains comprised primarily by funding from the Brazilian Development Bank – BNDES. Average cost of short and long-term debts in Reais was 13.6% and 5.0%, respectively. Our foreign currency debt is comprised primarily of 10-year Bonds issued in 2001 and 2003. Average cost of short and long-term debts denominated in foreign currency are 5.7% and 11.3%, respectively.

Considering HILA and North America operations, consolidated net debt was R$6,365.7 million at September 30, 2004. Short-term debt totaled R$1,487.7 million, and long term debt R$6,210.7 million.

Debt Position – AmBev Consolidated R$ million	Local Currency	Foreign Currency	Total
Short-Term Debt	382.8	1,104.9	1,487.7
Long-Term Debt	564.3	5,646.4	6,210.7
Total	947.1	6,751.3	7,698.4

Cash and Marketable Securities(1)			1,332.7
Net Debt			6,365.7

(1)	Including net results from derivatives transactions.
Note: Values may not add up due to rounding.

Regarding our capital structure, it is worth mentioning that on July 28 we fully amortized the Syndicated Loan denominated in yens, which figured in our short term debt position at June 30 in the amount of R$1,125.7 million (R$974.7 million net of the hedge effect of the corresponding debt). Additionally, we have consolidated Labatt’s net debt in the amount of R$2.514.9 million.

Non-Operating Income/Expense

During the third quarter of 2004, consolidated non-operating expenses totaled R$104.7 million, R$100.2 million of which were related to the Brazilian operations, and R$4.5 million to the HILA and North America operations combined. Non-operating expenses related to the Brazilian operations were mainly comprised of a R$96.4 million loss related to the net effect of Quinsa’s share buyback program, which, despite increasing AmBev’s stake in that company, has a negative effect on Quinsa’s Shareholders Equity as Quinsa’s shares are trading above book value.

Income Tax and Social Contribution

The consolidated amount provisioned for income tax and social contribution during the quarter was R$140.1 million. At the nominal tax rate of 34%, the third quarter income tax provision would have amounted to R$91.0 million. The provision for income tax and social contribution was negatively affected by non-taxable earnings from subsidiaries abroad and by the effect of non-deductible goodwill amortization. On the other hand, the provision for interest on own capital and deduction of fiscal incentives had a positive impact.

Income Tax and Social Contribution	3Q04
R$ million
Net income before income tax , social contribution and minorities	267.7
Income tax and social contribution at nominal tax rate (34%)	(91.0)
Interest on own capital	71.3
Effect of non-deductible goodwill amortization	(16.4)
Non-taxable earnings from subsidiaries abroad	(162.9)
Equity gains from subsidiaries	11.3
Deduction of fiscal incentives from income tax	33.9
Permanent additions and subtractions and others	13.5
Total income taxes and social contribution expenses	(140.4)

Values may not add up due to rounding.

Profit Sharing and Contributions

During the third quarter AmBev provisioned, on a consolidated basis, R$37.3 million related to employee profit sharing.

Minority Interest

On a consolidated basis, minority shareholders in our subsidiaries shared gains of R$4.4 million in the quarter. Gains were mainly related to the minority interest in our HILA operations.

Net Income

In the quarter, net income for the Brazilian operations amounted to R$228.3 million (-36.2%). Consolidated net income, which is the basis for the calculation of dividends, reached R$131.7 million in the period (-61.3%). Consolidated earnings per thousand shares (based on 55.0 billion outstanding shares) was R$2.39 (US$0.80).

RECENT DEVELOPMENTS

Business Combination with InBev (former Interbrew)

On August 27, 2004, AmBev informed the market of the closing of the transactions with Interbrew S.A. announced on March 3, 2004. The business combination between AmBev and InBev S.A. (InBev), the new denomination of Interbrew S.A., established the world’s largest beer platform.

The transactions involved the merger of an indirect holding company of Labatt Brewing Company Limited (“Labatt”) into AmBev, as well as the contribution of all shares of an indirect holding company of AmBev into InBev.

Mandatory Tender Offer (“MTO”)

On October 12, 2004, the company informed the market that InBev had filed with Comissão de Valores Mobiliários (“CVM”) its request for approval of the terms and conditions of the mandatory tender offer (“MTO”) resulting from the combination with AmBev, as required by article 254-A of the Brazilian Corporate Law # 6,404/76.

InBev has proposed to offer AmBev’s common shareholders the option to: (i) exchange common AmBev shares into InBev shares, at an exchange ratio equivalent to 80% of the exchange ratio agreed with the former controlling shareholders of AmBev; or (ii) cash payment in Reais equivalent to €353,28 for each thousand common shares of AmBev. Terms and conditions of the MTO cannot be considered final until approved by the CVM.

Beverage Associates (BAC) Corp. not to accelerate exercise of share exchange option

On October 28, 2004, AmBev announced that had been informed by Beverage Associates (BAC) Corp. that BAC has elected not to accelerate the exercise of its option to exchange all Class A shares of Quilmes Industrial (Quinsa), Société Anonyme currently held by BAC for common and preferred shares of AmBev.

Quinsa, Argentina’s largest beer producer, is jointly controlled by AmBev and BAC. Pursuant to the existing agreements between AmBev and BAC, BAC has the right, exercisable in April of each year, to exchange its Quinsa Class A shares for a number of AmBev common and preferred shares determined in accordance with a pre-defined formula. However, the change of AmBev's control structure, resulting from the completion of the recent business combination with InBev, gave BAC the ability to accelerate the exercise of its option under the existing agreements.

In light of BAC’s decision not to accelerate its option in connection with the change in the control structure, BAC’s option next becomes exercisable in April of 2005.

AmBev currently holds 230,920,000 Quinsa Class A shares and 38,388,914 Quinsa Class B shares, representing a 39.5% voting and 54.5% economic interest in Quinsa. BAC currently holds 373,520,000 Quinsa Class A shares, representing a 54.8% voting and 33.1% economic interest in Quinsa.

Share Buyback Program

On September 15, 2004, given that 99% of the financial limit of the buyback program announced on July 6, 2004 was reached, AmBev’s Board of Directors approved the closing of the buyback program and the issue of a new program, limited to R$500 million and with a 365-day term. A new program to acquire call options and issue put options linked to AmBev’s shares was also approved, in accordance with CVM Instruction 390/03, and respecting the limits of the program as a whole.

From July 1, 2004 to September 30, 2004, AmBev has acquired 906 million preferred shares, totaling R$585.4 million.

Share Buyback Programs - 2004
Issue	Limit	Term	Closing/ Expiration	% Concluded
Mar/22/04	R$500 million	60 days	May/23/04	39%

May/23/04	R$500 million	360 days	Jul/06/04	98%

Jul/06/04	R$500 million	360 days	Sep/14/04	99%

Sep/14/04	R$500 million	360 days	Open	n.a.

Values may not add up due to rounding.

Cancellation of Shares

In an Extraordinary Shareholders’ Meeting held on October 6, 2004, AmBev’s Board of Directors approved the cancellation of 800,000,000 treasury preferred shares, with no impact on AmBev’s total capital.

3Q04 EARNINGS CONFERENCE CALL

Speakers	Carlos Brito CEO for Brazilian Operations Luiz Fernando Sales and Distribution Director Juan Vergara COO for Hispanic Latin America (HILA) Felipe Dutra CFO and Investor Relations Director

Date	November 3, 2004 (Wednesday)

Time	4:30 pm (US ET) 7:30 pm (São Paulo Time)

Numbers	US / International Participants	(+1) 973-935-8511
	Toll Free – Brazil Participants	0800-891-5046
	Toll Free – UK Participants	0800-068-9199
	Conference Call ID	AmBev or 5310036

For additional information, please contact the Investor Relations Department:

Pedro Aidar	Vanessa Góes
(5511) 2122-1415	(5511) 2122-1414
acpaidar@ambev.com.br	acvsg@ambev.com.br

WWW.AMBEV-IR.COM

Statements contained in this press release may contain information which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

AmBev - Segment Financial Information

	AmBev Brazil

	Beer Brazil			CSD & NANC Brazil			Other Products			Total AmBev Brazil (1)
	3Q04	3Q03%		3Q04	3Q03%		3Q04	3Q03%		3Q04	3Q03%
Volumes (000 hl)	14,012	11,968	17.1%	4,424	4,266	3.7%				18,436	16,234	13.6%
R$ million
Net Sales	1,686.0	1,438.4	17.2%	350.5	307.4	14.1%	51.5	51.8	-0.6%	2,088.0	1,797.5	16.2%
COGS	(601.4)	(549.2)	9.5%	(187.9)	(195.0)	-3.7%	(32.4)	(33.7)	-3.8%	(821.7)	(777.9)	5.6%
Gross Profit	1,084.6	889.2	22.0%	162.6	112.3	44.8%	19.1	18.1	5.6%	1,266.3	1,019.6	24.2%
SG&A	(476.7)	(377.6)	26.2%	(88.5)	(82.2)	7.7%	(0.7)	(0.7)	4.1%	(565.9)	(460.5)	22.9%
EBIT	607.9	511.6	18.8%	74.1	30.2	145.7%	18.3	17.3	5.6%	700.4	559.1	25.3%
Depr. & Amort.	(127.0)	(129.0)	-1.6%	(35.0)	(34.2)	2.6%	0.0	0.0	n.m.	(162.0)	(163.2)	-0.7%
EBITDA	734.9	640.6	14.7%	109.2	64.3	69.7%	18.3	17.3	5.6%	862.4	722.3	19.4%
% of Total EBITDA	64.7%	82.4%		9.6%	8.3%		1.6%	2.2%		75.9%	92.9%
% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-35.7%	-38.2%		-53.6%	-63.5%		-62.9%	-65.1%		-39.4%	-43.3%
Gross Profit	64.3%	61.8%		46.4%	36.5%		37.1%	34.9%		60.6%	56.7%
SG&A	-28.3%	-26.3%		-25.3%	-26.7%		-1.5%	-1.4%		-27.1%	-25.6%
EBIT	36.1%	35.6%		21.1%	9.8%		35.6%	33.5%		33.5%	31.1%
Depr. & Amort.	-7.5%	-9.0%		-10.0%	-11.1%		0.0%	0.0%		-7.8%	-9.1%
EBITDA	43.6%	44.5%		31.1%	20.9%		35.6%	33.5%		41.3%	40.2%
Per Hectoliter (R$/hl)
Net Sales	120.3	120.2	0.1%	79.2	72.0	10.0%				113.3	110.7	2.3%
COGS	(42.9)	(45.9)	-6.5%	(42.5)	(45.7)	-7.1%				(44.6)	(47.9)	-7.0%
Gross Profit	77.4	74.3	4.2%	36.8	26.3	39.6%				68.7	62.8	9.4%
SG&A	(34.0)	(31.6)	7.8%	(20.0)	(19.3)	3.9%				(30.7)	(28.4)	8.2%
EBIT	43.4	42.7	1.5%	16.8	7.1	137.0%				38.0	34.4	10.3%
Depr. & Amort.	(9.1)	(10.8)	-15.9%	(7.9)	(8.0)	-1.0%				(8.8)	(10.1)	-12.6%
EBITDA	52.4	53.5	-2.0%	24.7	15.1	63.7%				46.8	44.5	5.1%

Note: volumes shown above refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per HL figures, proportional volumes were used in order to assure consistency.
(1)	Figures for AmBev Brazil consist of Brazilian Beer, CSD & Nanc and Others segments.

AmBev - Segment Financial Information (cont.)

	HILA Operations (2)			North America Operations (3)			AmBev Consolidated (4)

	3Q04	3Q03%		3Q04	3Q03%		3Q04	3Q03%
Volumes (000 hl)	6,345	4,611	37.6%	846	n.a.	n.m.	25,627	20,845	22.9%
R$ million
Net Sales	455.2	223.4	103.8%	407.8	n.a.	n.m.	2,951.0	2,020.9	46.0%
COGS	(227.6)	(118.8)	91.6%	(129.9)	n.a.	n.m.	(1,179.1)	(896.7)	31.5%
Gross Profit	227.6	104.6	117.7%	277.9	n.a.	n.m.	1,771.8	1,124.2	57.6%
SG&A	(158.6)	(82.1)	93.3%	(138.6)	n.a.	n.m.	(863.1)	(542.6)	59.1%
EBIT	69.0	22.5	206.6%	139.3	n.a.	n.m.	908.7	581.6	56.2%
Depr. & Amort.	(45.2)	(33.1)	36.8%	(19.8)	n.a.	n.m.	(227.0)	(196.2)	15.7%
EBITDA	114.2	55.6	105.6%	159.1	n.a.	n.m.	1,135.7	777.8	46.0%
% of Total EBITDA	10.1%	7.1%		14.0%	n.m.		100.0%	100.0%
% of Net Sales
Net Sales	100.0%	100.0%		100.0%	n.m.		100.0%	100.0%
COGS	-50.0%	-53.2%		-31.9%	n.m.		-40.0%	-44.4%
Gross Profit	50.0%	46.8%		68.1%	n.m.		60.0%	55.6%
SG&A	-34.8%	-36.7%		-34.0%	n.m.		-29.2%	-26.8%
EBIT	15.2%	10.1%		34.2%	n.m.		30.8%	28.8%
Depr. & Amort.	-9.9%	-14.8%		-4.8%	n.m.		-7.7%	-9.7%
EBITDA	25.1%	24.9%		39.0%	n.m.		38.5%	38.5%
Per Hectoliter (R$/hl)
Net Sales	111.8	102.3	9.3%	482.0	n.m.	n.m.	126.4	109.7	15.2%
COGS	(55.9)	(54.4)	2.7%	(153.5)	n.m.	n.m.	(50.5)	(48.7)	3.7%
Gross Profit	55.9	47.9	16.7%	328.5	n.m.	n.m.	75.9	61.0	24.3%
SG&A	(38.9)	(37.6)	3.7%	(163.8)	n.m.	n.m.	(37.0)	(29.5)	25.5%
EBIT	16.9	10.3	64.4%	164.7	n.m.	n.m.	38.9	31.6	23.2%
Depr. & Amort.	(11.1)	(15.1)	-26.6%	(23.4)	n.m.	n.m.	(9.7)	(10.7)	-8.8%
EBITDA	28.1	25.4	10.3%	188.1	n.m.	n.m.	48.6	42.2	15.2%

Note: volumes shown above refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per HL figures, proportional volumes were used in order to assure consistency.
(2)	Figures for HILA Operations (Hispanic Latin America) are based on a proportional consolidation of Quinsa operations plus Venezuela, Guatemala, Dominican Republic, Peru and Ecuador.
(3)	Figures for North America Operations consist of Labatt (Canada).
(4)	Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

AmBev - Segment Financial Information

	AmBev Brazil

	Beer Brazil			CSD & NANC Brazil			Other Products			Total AmBev Brazil (1)
	9M04	9M03%		9M04	9M03%		9M04	9M03%		9M04	9M03%
Volumes (000 hl)	39,360	39,143	0.6%	13,146	13,186	-0.3%				52,506	52,330	0.3%
R$ million
Net Sales	4,645.4	4,176.7	11.2%	1,007.9	931.0	8.3%	128.5	145.0	-11.4%	5,781.8	5,252.8	10.1%
COGS	(1,697.1)	(1,789.3)	-5.2%	(573.6)	(643.1)	-10.8%	(73.9)	(91.1)	-18.9%	(2,344.6)	(2,523.6)	-7.1%
Gross Profit	2,948.3	2,387.4	23.5%	434.3	287.9	50.8%	54.7	53.9	1.3%	3,437.2	2,729.2	25.9%
SG&A	(1,432.7)	(1,075.6)	33.2%	(258.1)	(238.5)	8.2%	(2.2)	(1.9)	16.0%	(1,693.0)	(1,315.9)	28.7%
EBIT	1,515.6	1,311.8	15.5%	176.2	49.5	256.2%	52.4	52.0	0.8%	1,744.2	1,413.3	23.4%
Depr. & Amort.	(386.2)	(377.4)	2.3%	(105.7)	(94.6)	11.7%	0.0	0.0	n.m.	(491.8)	(472.0)	4.2%
EBITDA	1,901.7	1,689.3	12.6%	281.9	144.0	95.7%	52.4	52.0	0.8%	2,236.0	1,885.3	18.6%
% of Total EBITDA	68.8%	84.2%		10.2%	7.2%		1.9%	2.6%		80.9%	94.0%
% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-36.5%	-42.8%		-56.9%	-69.1%		-57.5%	-62.8%		-40.6%	-48.0%
Gross Profit	63.5%	57.2%		43.1%	30.9%		42.5%	37.2%		59.4%	52.0%
SG&A	-30.8%	-25.8%		-25.6%	-25.6%		-1.7%	-1.3%		-29.3%	-25.1%
EBIT	32.6%	31.4%		17.5%	5.3%		40.8%	35.9%		30.2%	26.9%
Depr. & Amort.	-8.3%	-9.0%		-10.5%	-10.2%		0.0%	0.0%		-8.5%	-9.0%
EBITDA	40.9%	40.4%		28.0%	15.5%		40.8%	35.9%		38.7%	35.9%
Per Hectoliter (R$/hl)
Net Sales	118.0	106.7	10.6%	76.7	70.6	8.6%				110.1	100.4	9.7%
COGS	(43.1)	(45.7)	-5.7%	(43.6)	(48.8)	-10.5%				(44.7)	(48.2)	-7.4%
Gross Profit	74.9	61.0	22.8%	33.0	21.8	51.3%				65.5	52.2	25.5%
SG&A	(36.4)	(27.5)	32.5%	(19.6)	(18.1)	8.6%				(32.2)	(25.1)	28.2%
EBIT	38.5	33.5	14.9%	13.4	3.8	257.3%				33.2	27.0	23.0%
Depr. & Amort.	(9.8)	(9.6)	1.7%	(8.0)	(7.2)	12.1%				(9.4)	(9.0)	3.8%
EBITDA	48.3	43.2	12.0%	21.4	10.9	96.3%				42.6	36.0	18.2%

Note: volumes shown above refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per HL figures, proportional volumes were used in order to assure consistency.
(1)	Figures for AmBev Brazil consist of Brazilian Beer, CSD & Nanc and Others segments.

AmBev - Segment Financial Information (cont.)

	HILA Operations (2)			North America Operations (3)			AmBev Consolidated (4)

	9M04	9M03%		9M04	9M03%		9M04	9M03%
Volumes (000 hl)	19,429	12,969	49.8%	846	n.a.	n.m.	72,781	65,298	11.5%
R$ million
Net Sales	1,313.6	621.0	111.5%	407.8	n.a.	n.m.	7,503.2	5,873.9	27.7%
COGS	(635.4)	(338.4)	87.8%	(129.9)	n.a.	n.m.	(3,110.0)	(2,862.0)	8.7%
Gross Profit	678.1	282.7	139.9%	277.9	n.a.	n.m.	4,393.2	3,011.9	45.9%
SG&A	(435.2)	(250.3)	73.9%	(138.6)	n.a.	n.m.	(2,266.8)	(1,566.2)	44.7%
EBIT	243.0	32.4	650.5%	139.3	n.a.	n.m.	2,126.5	1,445.7	47.1%
Depr. & Amort.	(126.4)	(88.2)	43.3%	(19.8)	n.a.	n.m.	(638.0)	(560.2)	13.9%
EBITDA	369.4	120.6	206.3%	159.1	n.a.	n.m.	2,764.5	2,005.9	37.8%
% of Total EBITDA	13.4%	6.0%		5.8%	n.m.		100.0%	100.0%
% of Net Sales
Net Sales	100.0%	100.0%		100.0%	n.m.		100.0%	100.0%
COGS	-48.4%	-54.5%		-31.9%	n.m.		-41.4%	-48.7%
Gross Profit	51.6%	45.5%		68.1%	n.m.		58.6%	51.3%
SG&A	-33.1%	-40.3%		-34.0%	n.m.		-30.2%	-26.7%
EBIT	18.5%	5.2%		34.2%	n.m.		28.3%	24.6%
Depr. & Amort.	-9.6%	-14.2%		-4.8%	n.m.		-8.5%	-9.5%
EBITDA	28.1%	19.4%		39.0%	n.m.		36.8%	34.1%
Per Hectoliter (R$/hl)
Net Sales	109.0	102.6	6.2%	482.0	n.m.	n.m.	114.7	100.6	14.0%
COGS	(52.7)	(55.9)	-5.7%	(153.5)	n.m.	n.m.	(47.6)	(49.0)	-3.0%
Gross Profit	56.3	46.7	20.4%	328.5	n.m.	n.m.	67.2	51.6	30.2%
SG&A	(36.1)	(41.4)	-12.7%	(163.8)	n.m.	n.m.	(34.7)	(26.8)	29.2%
EBIT	20.2	5.4	276.8%	164.7	n.m.	n.m.	32.5	24.8	31.3%
Depr. & Amort.	(10.5)	(14.6)	-28.1%	(23.4)	n.m.	n.m.	(9.8)	(9.6)	1.7%
EBITDA	30.6	19.9	53.8%	188.1	n.m.	n.m.	42.3	34.4	23.0%

Note: volumes shown above refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per HL figures, proportional volumes were used in order to assure consistency.
(2)	Figures for HILA Operations (Hispanic Latin America) are based on a proportional consolidation of Quinsa operations plus Venezuela, Guatemala, Dominican Republic, Peru and Ecuador.
(3)	Figures for North America Operations consist of Labatt (Canada).
(4)	Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

CONSOLIDATED INCOME STATEMENT

	AmBev Brazil			AmBev Consolidated

Corporate Law R$ 000	3Q04	3Q03%		3Q04	3Q03%

Net Sales	2,087,990	1,797,518	16.2%	2,950,969	2,020,881	46.0%
Cost of Goods Sold	(821,683)	(777,925)	5.6%	(1,179,131)	(896,704)	31.5%
Gross Profit	1,266,307	1,019,593	24.2%	1,771,838	1,124,177	57.6%
Gross Margin (% )	60.6%	56.7%		60.0%	55.6%

Selling and Marketing Expenses	(175,279)	(131,103)	33.7%	(355,569)	(179,438)	98.2%
% of sales	8.4%	7.3%		12.0%	8.9%
Direct Distribution Expenses	(186,860)	(146,243)	27.8%	(218,348)	(156,898)	39.2%
% of sales	8.9%	8.1%		7.4%	7.8%
General & Administrative	(93,639)	(89,072)	5.1%	(152,746)	(100,574)	51.9%
% of sales	4.5%	5.0%		5.2%	5.0%
Depreciation & Amortization	(110,166)	(94,067)	17.1%	(136,460)	(105,646)	29.2%
Total SG&A	(565,944)	(460,484)	22.9%	(863,124)	(542,557)	59.1%
% of sales	27.1%	25.6%		29.2%	26.8%

EBIT	700,363	559,108	25.3%	908,714	581,620	56.2%
% of sales	33.5%	31.1%		30.8%	28.8%

Provisions, Net	(27,497)	(81,381)	-66.2%	(27,906)	(73,681)	-62.1%
Other Operating (Expense)	(133,967)	27,400	n.m.	(332,748)	5,425	n.m.
Equity Income	-	-	n.m.	173	(2,869)	n.m.
Interest Expense	(64,665)	(242,761)	-73.4%	(92,508)	(261,478)	-64.6%
Interest Income	(51,091)	160,551	n.m.	(46,107)	152,770	n.m.
Net Interest Income (Expense)	(115,756)	(82,210)	40.8%	(138,614)	(108,707)	27.5%
Non-Operating Income (Expense)	(100,152)	18,476	n.m.	(104,679)	17,188	n.m.
Income Before Taxes	322,990	441,394	-26.8%	304,942	418,976	-27.2%
Provision for Income Tax/Social Contrib.	(72,226)	(63,370)	14.0%	(140,368)	(62,136)	125.9%
Provision for Profit Sharing & Bonuses	(30,949)	(22,868)	35.3%	(37,268)	(22,868)	63.0%
Minority Interest	8,502	2,961	187.1%	4,421	6,385	-30.8%

Net Income	228,317	358,117	-36.2%	131,727	340,357	-61.3%
% of sales	10.9%	19.9%		4.5%	16.8%

Depreciation and Amortization	162,045	163,171	-0.7%	227,035	196,229	15.7%
EBITDA	862,408	722,279	19.4%	1,135,749	777,849	46.0%
% of sales	41.3%	40.2%		38.5%	38.5%

Notes:
Figures for AmBev Brazil consist of Brazilian Beer, CSD & Nanc and Others segments.
Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

CONSOLIDATED INCOME STATEMENT

	AmBev Brazil			AmBev Consolidated

Corporate Law R$ 000	9M04	9M03%		9M04	9M03%

Net Sales	5,781,846	5,252,819	10.1%	7,503,190	5,873,867	27.7%
Cost of Goods Sold	(2,344,632)	(2,523,576)	-7.1%	(3,109,955)	(2,861,955)	8.7%
Gross Profit	3,437,215	2,729,243	25.9%	4,393,235	3,011,911	45.9%
Gross Margin (%)	59.4%	52.0%		58.6%	51.3%

Selling and Marketing Expenses	(560,263)	(375,564)	49.2%	(884,963)	(513,885)	72.2%
% of sales	9.7%	7.1%		11.8%	8.7%
Direct Distribution Expenses	(533,883)	(414,825)	28.7%	(604,738)	(447,391)	35.2%
% of sales	9.2%	7.9%		8.1%	7.6%
General & Administrative	(278,849)	(260,084)	7.2%	(397,842)	(302,830)	31.4%
% of sales	4.8%	5.0%		5.3%	5.2%
Depreciation & Amortization	(320,048)	(265,467)	20.6%	(379,233)	(302,204)	25.5%
Total SG&A	(1,693,042)	(1,315,940)	28.7%	(2,266,776)	(1,566,309)	44.7%
% of sales	29.3%	25.1%		30.2%	26.7%

EBIT	1,744,172	1,413,303	23.4%	2,126,459	1,445,602	47.1%
% of sales	30.2%	26.9%		28.3%	24.6%

Provisions, Net	(75,947)	(126,478)	-40.0%	(77,142)	(126,478)	-39.0%
Other Operating (Expense)	(81,061)	(201,270)	-59.7%	(317,202)	(202,951)	56.3%
Equity Income	-	-	n.m.	496	(4,395)	n.m.
Interest Expense	(874,944)	(213,328)	310.1%	(952,725)	(257,910)	269.4%
Interest Income	385,968	505,767	-23.7%	396,990	555,308	-28.5%
Net Interest Income (Expense)	(488,976)	292,438	n.m.	(555,735)	297,397	n.m.
Non-Operating Income (Expense)	(146,667)	1,344	n.m.	(147,146)	(11,123)	1222.9%
Income Before Taxes	951,521	1,379,338	-31.0%	1,029,730	1,398,052	-26.3%
Provision for Income Tax/Social Contrib.	(111,304)	(389,404)	-71.4%	(231,179)	(394,189)	-41.4%
Provision for Profit Sharing & Bonuses	(81,785)	(31,387)	160.6%	(92,193)	(31,387)	193.7%
Minority Interest	8,025	6,668	20.4%	(4,561)	5,352	n.m.

Net Income	766,456	965,214	-20.6%	701,797	977,828	-28.2%
% of sales	13.3%	18.4%		9.4%	16.6%

Depreciation and Amortization	491,819	472,015	4.2%	638,002	560,238	13.9%
EBITDA	2,235,992	1,885,318	18.6%	2,764,461	2,005,841	37.8%
% of sales	38.7%	35.9%		36.8%	34.1%

Notes:
Figures for AmBev Brazil consist of Brazilian Beer, CSD & Nanc and Others segments.
Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

CONSOLIDATED BALANCE SHEET

Corporate Law R$ 000	AmBev Brazil		AmBev Consolidated
	Sep 2004	Jun 2004	Sep 2004	Jun 2004
ASSETS
Cash	634,059	805,003	710,153	1,029,232
Marketable Securities	590,756	1,190,144	622,552	1,205,062
Non-realized gains with Derivatives	-	178,662	-	178,662
Accounts Receivable	420,317	235,822	845,922	420,777
Inventory	624,624	694,742	1,060,271	903,525
Associated	-	-	-	-
Recoverable Taxes	325,648	369,930	410,422	437,004
Accounts in Advance	28,283	14,806	37,158	37,722
Prepaid Expenses	93,996	139,150	95,977	141,440
Dividend Receivable	-	-	-	-
Other	95,539	90,923	248,979	143,723

Total Current Assets	2,813,222	3,719,182	4,031,433	4,497,147

Recoverable Taxes	2,132,678	2,134,067	2,018,094	1,903,362
Receivable from Employees/Financed Shares	191,193	211,487	192,048	212,402
Deposits/Other	726,193	727,389	1,260,305	1,168,856

Total Long-Term Assets	3,050,064	3,072,943	3,470,447	3,284,620

Investments	16,557,470	2,422,439	18,537,820	1,806,266
Property, Plant & Equipment	2,811,429	2,811,284	5,473,406	4,275,847
Deferred	227,705	233,693	261,147	263,527

Total Permanent Assets	19,596,604	5,467,416	24,272,373	6,345,640

TOTAL ASSETS	25,459,890	12,259,541	31,774,253	14,127,407

LIABILITIES
Short-Term Debt	772,267	1,776,547	1,487,698	2,267,464
Accounts Payable	380,596	132,062	807,140	462,742
Sales & Other Taxes Payable	473,720	460,063	686,918	506,261
Dividend Payable	503,408	215,666	503,408	227,287
Salaries & Profit Sharing Payable	216,429	161,717	265,157	138,899
Income Tax, Social Contribution, & Other	159,399	87,813	686,871	113,915
Other	332,254	200,889	847,370	311,126

Total Current Liabilities	2,838,071	3,034,757	5,284,562	4,027,694

Long-Term Debt	3,503,885	3,776,259	6,210,725	4,204,076
Accounts Payable	-	-	-	-
Income Tax & Social Contribution	54,659	22,453	55,299	23,261
Deferred Sales Tax (ICMS)	254,719	231,868	254,719	231,868
Provision for Contingencies	1,247,502	1,271,383	1,292,351	1,282,368
Pension Funds Provision	74,502	75,717	74,502	75,717
Other	2,587	4,075	693,107	76,815

Total Long-Term Liabilities	5,137,854	5,381,755	8,580,703	5,894,105

TOTAL LIABILITIES	7,975,925	8,416,512	13,865,265	9,921,800

MINORITY INTEREST	159,255	151,139	272,341	239,326

Paid in Capital	4,606,161	3,030,843	4,742,803	3,142,055
Reserves and Treasury shares	13,000,919	293,482	13,176,214	456,661
Retained Earnings	(282,370)	367,565	(282,370)	367,566

SHAREHOLDERS' EQUITY	17,324,710	3,691,890	17,636,647	3,966,282

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	25,459,890	12,259,541	31,774,253	14,127,407

Notes:
Figures for AmBev Brazil consist of Brazilian Beer, CSO & Nanc and Others segments.
Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

CONSOLIDATED STATEMENT OF CASH FLOWS

R$ 000	AmBev Consolidated 3Q04
Cash Flows from Operating Activities
Net income	131,728
Adjustments to reconcile net income
to cash provided by operating activities
Non-cash Expenses (Income)
Depreciation and amortization	229,212
Contingencies and liabilites associated with
tax disputes, including interest	27,906
Financial charges on contingencies	14,329
(Gain) loss on disposal of PP&E, net	8,523
Financial charges on stock option plan	(10,762)
Financial charges on taxes and contributions	4,014
Equity income	(173)
Financial charges on long-term debt	(194,913)
Provision for losses in inventory and other assets	(14)
Deferred income tax (benefit) expense	26,872
Foreign exchange holding effect on assets abroad	78,035
Forex variations and unrealized gains on marketable securities	34,913
(Gains) losses on participation on related companies	91,480
Amortization of goodwill	245,699
Minority interest	(4,421)
(Increase) decrease in assets
Trade accounts receivable	(179,554)
Sales taxes recoverable	27,334
Inventories	44,871
Prepaid expenses	46,451
Receivables and other	(64,481)
(Decrease) increase in liabilites
Suppliers	214,667
Payroll, profit sharing and related charges	74,398
Income tax, social contribution, and other taxes payable	100,857
Cash used for contingencies and legal proceedings	(35,848)
Unrealized losses on derivatives	158,258
Other	(49 758)

Net Cash Provided by Operating Activities	1,019,622

Cash Flows from Investing Activites
Proceeds on disposal of property, plant and equipment	15,422
Marketable securities withdrawn (investment)	725,204
Collateral securities and deposits	2,466
Quinsa's share buyback program	(126,644)
Investments in afffiliated companies	(916)
Property, plant and equipment	(312,294)
Cash from first time consolidation of subsidiary	433,347
Payment for deferred asset	(8,200)

Net Cash Provided (Used) in Investing Activities	728,386

Cash Flows from Finandng Activites
Advances to employees for purchase of shares	30,944
Dividends, interest distribution and capital decrease paid	(408)
Repurchase of shares in treasury	(585,359)
Increase in debt	1,442,092
Payment of debt	(2,950,240)
Increase in paid-in capital/Variation in minority interest	(2,649)

Net Cash Provided (Used) in Finandng Activities	(2,065,619)

Foreign Exchange Variations on Cash	(1,467)

Subtotal	(319,078)

Cash and cash equivalents, beginning of period	1,029,232
Cash and cash equivalents, end of period	710,153
Net increase in cash and cash equivalents	(319,078)

Note: Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.